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                                    EXHIBIT 3


CONTACTS:   Steven T. Darak - Senior Vice President and Chief Financial Officer
            (602) 852-6600
            Investor Relations - Ugly Duckling Corporation
            Investor-relations@uglyduckling.com


    UGLY DUCKLING CORPORATION SPECIAL COMMITTEE TO REVIEW GARCIA TENDER OFFER

PHOENIX - (BUSINESS WIRE) - December 4, 2001 - Ugly Duckling Corporation (NASDAQ
NMS: UGLY) and its Chairman and majority stockholder, Ernest C. Garcia II, announced today that a special committee of the Company's board of directors has been formed to address the tender offer commenced by Mr. Garcia on November 26, 2001. The current offer is to acquire all of the Company's outstanding common stock for $2.51 per share. Mr. Garcia, the special committee and counsel to plaintiffs in purported class action litigation are presently in discussions regarding the terms of the offer. The special committee has retained financial and legal advisors in connection with the offer.

The special committee and the board of directors will, on or before December 10, 2001, advise stockholders whether they recommend acceptance or rejection of the offer, express no opinion and remain neutral with respect to the offer, or are unable to take a position in connection with the offer. Should the terms of the offer be revised as a result of negotiations between Mr. Garcia, the special committee and plaintiffs' counsel, the special committee and board may update their recommendations. The board of directors and special committee request that stockholders defer making a determination whether to accept or reject the offer until being advised of their recommendations.

At this point, it is not certain whether directors and officers will tender their shares pursuant to the current offer or any revised offer. Once ascertained, this information will be disclosed to stockholders.

There can be no assurance that the terms of Mr. Garcia's tender offer will be revised as a result of the current discussions between Mr. Garcia, the special committee and plaintiffs' counsel, or that the current or any revised offer will be consummated. The offer is subject to several conditions, including, among other things, settlement of the purported class action litigation.

SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT, INCLUDING ANY AMENDMENTS THERETO, FILED BY MR. GARCIA. IT CONTAINS IMPORTANT INFORMATION. SECURITY HOLDERS ARE ALSO STRONGLY ADVISED TO READ THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL ALSO CONTAIN IMPORTANT INFORMATION. SECURITY HOLDERS MAY OBTAIN FREE COPIES OF THE TENDER OFFER STATEMENT AND THE
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SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AT THE WEBSITE MAINTAINED
BY THE SECURITIES AND EXCHANGE COMMISSION (www.sec.gov). THE STATEMENTS AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO MORROW & CO., INC. AT (800) 607-0088 OR VIA E-MAIL AT UGLY.INFO@morrowco.com.

Headquartered in Phoenix, Arizona, Ugly Duckling Corporation is the largest operator of used car dealerships focused exclusively on the sub-prime market. The Company underwrites, finances and services sub-prime contracts generated at its 76 Ugly Duckling dealerships, located in 11 metropolitan areas in eight states.